June 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Trade and Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Keira Nakada Lyn Shenk Daniel Morris Lilyanna Peyser

Ladies and Gentlemen:

On behalf of D-MARKET Electronic Services & Trading (the “Company”), we hereby submit the first amendment to the Registration Statement on Form F-1 (“Amendment No. 1”). The Company previously filed a Registration Statement on Form F-1 with the United States Securities and Exchange Commission (the “Commission”) on May 28, 2021 (the “Initial Public Filing”). The Initial Public Filing has been revised to reflect the Company’s responses to the comment letter to the Initial Public Filing received on June 14, 2021 from the staff of the Division of Corporation Finance (the “Staff”), as well as other disclosure updates. In addition, the Company has updated Amendment No. 1 to complete the revision of the chronological order of its narrative financial disclosure in response to the Staff’s prior comment.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

A letter from our Founder and Chairwoman, page ix

1.	Please substantiate or remove the following overbroad and/or unsubstantiated statements:

•	“Hepsiburada has indeed proved itself to be a trailblazer in making commerce affordable, accessible and convenient for all.”

•	“Our customers can find everything they need at their fingertips.”

•	The unattributed quotes that appear in the third, fourth, fifth, and sixth paragraphs of the letter.

•	“We are very proud to be the first e-commerce platform around the world to have launched ambitious initiatives to empower women entrepreneurs.”

•	“Our uncompromising enthusiasm to innovate to improve life for everyone has made Hepsiburada a uniquely trusted household name.”

United States Securities and Exchange Commission

June 17, 2021

Further, it is not clear what you mean when you state in the second-to-last full paragraph on page ix that you are “def[ying] the ethos of disrupting retail” and that you are “not disrupters but enablers.”  Also, reconcile your prospectus disclosure with your statement in the last full paragraph on page ix that your company promises on-time delivery and describe the consequences to you and remedies available to the customer if you fail to fulfill the promise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has removed the letter from the Founder and Chairwoman from the Registration Statement in its entirety.

Our Ability to Leverage our Growing Scale, page 79.

2.	We note your response to prior comment 2 and re-issue the comment. Please revise your disclosure to quantify the anticipated costs of your major initiatives. Your current disclosure does not provide investors necessary context to assess the significance of the initiatives relative to your current operations. Revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff, that at this time, management of the Company is unable to estimate and quantify the anticipated costs related to the business initiatives and strategic investments the Company is currently contemplating as part of its growth strategy. As disclosed on pages 73 and 74 of the Registration Statement, these initiatives are at different stages of development. Future decisions relating to further development and expansion plans related to these business initiatives will be subject to a number of factors, such as (i) maturity of market opportunity, (ii) demand and competitive landscape, (iii) unit economics, (iv) internal capabilities and (v) strategic priorities, which may impact management’s decision to ultimately reconsider, change, or delay its original plans related to these initiatives. As such the Company has revised its disclosures on page 74 to reflect such uncertainty as also reflected in the “We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow...” risk factor on page 24.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Significant Accounting Policies and Estimates, page 99

3.	Please describe the valuation model you utilize in estimating the fair value of your share based payment, including how you estimate the fair value of your underlying common shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 94 accordingly, to describe the valuation model utilized in estimating the fair value of our share based payment.

4.	Please tell us whether the vesting of the share based payments expensed during the quarterly period ended March 31, 2021 is contingent upon an IPO.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 80 to clarify that share based payments under the Incentive Plan are conditioned upon the consummation of an IPO, among other things. In this regard, the Company draws the Staff’s attention to the existing disclosure under “Management—Incentive Plan—General” and revised disclosure under “Management—Compensation of Directors and Officers—Incentive Plan Awards Held by Our Officers,” each on page 148, where the Company discloses that the share based payments in connection with the Incentive Plan are contingent upon an IPO.

United States Securities and Exchange Commission

June 17, 2021

Exhibits

5.	Refer to Exhibit 5. Please revise to clarify that you have reviewed all documents necessary to render your opinion. In addition, please remove any assumptions that are readily ascertainable, including those contained in the third numbered paragraph under “Assumptions.” Lastly, please remove the fifth numbered paragraph under “Qualifications” or tell us why you believe it is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that legal counsel has revised the introductory paragraph under “Documents Reviewed” of its opinion to address the Staff’s comment, as well as removed the fifth numbered paragraph under “Qualifications.”

With respect to second half of the Staff’s comment, the Company advises the Staff that legal counsel has respectfully indicated that the assumptions, including those contained in the third numbered paragraph under “Assumptions” do not relate to readily ascertainable matters under Turkish laws, and related regulations and practice concerning corporate matters. Turkish law does not dictate a centralized commercial registration system for all resolutions of the board of directors or shareholders meetings of the Company evidencing adequate factual matters. Therefore, the existence of various factual matters that can only be confirmed by those present at the time of such occurrences (such as the date on which the board resolutions are executed).  As the legal counsel rendering the opinion filed as Exhibit 5.1 to the registration does not act as the corporate counsel to the Company, but as an independent special counsel in connection with the Company’s initial public offering, the existence of such factual matters cannot be readily ascertained by them. The corporate registration system and records in Turkey do not extend to matters included in the legal counsel’s opinion under paragraph 3, and as such counsel believes that the assumption identified in the Staff’s comment is necessary for counsel to render its opinion.

Supplemental Information

The Company supplementally advises the Staff that it preliminarily estimates a price range of approximately $11.00 to $13.00 per American Depositary Share for its initial public offering (“IPO”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff's interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company's control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Under the Company’s proposed IPO timeline, the Company is currently contemplating the following schedule for key dates related to the IPO (which are subject to change): (i) publicly file an amended Registration Statement on or about June 23, 2021 with the price range; (ii) conduct a roadshow on or about June 23, 2021 through June 30, 2021; (iii) seek SEC effectiveness of the Registration Statement on or about June 30, 2021; and (iv) target the first day of trading on or about July 1, 2021. We greatly appreciate the Staff's consideration of this supplemental information.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact Laura Sizemore of White & Case LLP at +44 20 7532 1340 or Era Anagnosti of White & Case LLP at +1 202 637 6274 with any questions regarding this correspondence.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Hanzade Doğan, Founder and Chairwoman Murat Emirdağ, Chief Executive Officer Korhan Öz, Chief Financial Officer

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